UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL	2011 FIRST-QUARTER RESULTS

		First Quarter
NYSE (ADR)
Ticker: KOF		2011	2010	Δ%
	Total Revenues	25,826	23,595	9.5%
Ratio of KOF L to KOF = 10:1	Gross Profit	11,766	10,715	9.8%
	Operating Income	3,883	3,518	10.4%
	Net Controlling Interest Income	2,237	2,110	6.0%
	EBITDA(1)	4,967	4,476	11.0%
	Net Debt (2)	3,523	4,817	-26.9%
	Net Debt / EBITDA (3)	0.17	0.24
	EBITDA/ Interest Expense, net (3)	15.18	14.86
	Earnings per Share (3)	5.27	5.04
	Capitalization (4)	20.4%	19.4%
	Expressed in millions of Mexican pesos.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 8 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) LTM figures
	(4) Total debt / (long-term debt + shareholders' equity)

     Total revenues reached Ps. 25,826 million in the first quarter of 2011, an increase of 9.5% compared to the first quarter of 2010 as a result of double-digit total revenue growth in our Mercosur and Mexico divisions.

     Consolidated operating income grew 10.4% to Ps. 3,883 million for the first quarter of 2011, driven by double-digit operating income growth recorded in our Mexico and Mercosur divisions. Our operating margin was 15.0% in the first quarter of 2011.

     Consolidated net controlling interest income grew 6.0%, reaching Ps. 2,237 million in the first quarter of 2011, resulting in earnings per share of Ps. 1.21 in the first quarter of 2011.

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx

Mexico City (April 27, 2011), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter of 2011.

“Leveraging the broad array of beverages we provide to our consumers and supported by solid volume growth in our Mexico and Mercosur divisions, we generated strong top- and bottom-line growth for the quarter. Consistent with our commitment to offer our consumers more and better beverage alternatives, at the end of March, 2011, together with The Coca-Cola Company, we successfully closed the acquisition of Grupo Industrias Lacteas in Panama. We believe this significant acquisition in the dairy and juice-based beverage categories represents an important step in our growth strategy. Importantly, we are proud to welcome a talented team of professionals to our organization, who will help us to capitalize on our learning capabilities, leverage our mutual strengths, and reinforce our strategic partnerships with customers and suppliers. Our solid track record of growth and our strong financial position—which we have built over the past several years—enable us to significantly increase the dividend payment to our shareholders, as exemplified by the Ps. $4.4 billion dividend we distributed as of April 27, 2011. Our clear focus on the precise execution of our strategic framework for growth guides our actions now and into the future, enabling us to stay ahead of the curve and to create value for our shareholders," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

(5255) 5081-5120 / 5121

Gonzalo García gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

April 27, 2011	Page 1

CONSOLIDATED RESULTS

Our consolidated total revenues increased 9.5% to Ps. 25,826 million in the first quarter of 2011, compared to the first quarter of 2010 mainly as a result of double-digit total revenue growth in our Mercosur and Mexico divisions. On a currency neutral basis, total revenues grew approximately 11%, mainly driven by average price per unit case growth across our territories, in combination with volume growth in our Mexico and Mercosur divisions.

Total sales volume increased 2.6% to reach 604.8 million unit cases in the first quarter of 2011 as compared to the same period in 2010. The sparkling beverage category grew 2% mainly supported by double-digit volume growth of the Coca-Cola  brand in Mexico and Argentina, contributing more than 65% of incremental volumes. The still beverage category grew 10%, mainly driven by the Jugos del Valle line of business in Mexico and Brazil and the introduction of line extensions of the Matte Leao portfolio in Brazil, representing approximately 20% of the incremental volumes. The bottled water category grew 2% contributing the balance.

Our gross profit increased 9.8% to Ps. 11,766 million in the first quarter of 2011, compared to the first quarter of 2010. Cost of goods sold increased 9.2%, mainly as a result of higher PET and sweetener costs across our territories, which were partially offset by the appreciation of the Brazilian real,(1) the Mexican peso(1) and the Colombian peso(1)as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 45.6%, an expansion of 20 basis points as compared to the first quarter of 2010.

Our consolidated operating income increased 10.4% to Ps. 3,883 million in the first quarter of 2011, driven by double-digit operating income growth in our Mexico and Mercosur divisions. Operating expenses increased 9.5% in the first quarter of 2011 mainly as a result of higher labor costs in Venezuela and higher labor and freight costs in Argentina, which were partially compensated by lower operating expenses in Colombia and Central America. Our operating margin was 15.0% in the first quarter of 2011, an expansion of 10 basis points compared to the same period in 2010.

During the first quarter of 2011, we recorded Ps. 235 million in the other expenses, net line. These expenses mainly reflect the recording of employee profit sharing.

Our comprehensive financing result in the first quarter of 2011 recorded an expense of Ps. 152 million as compared to an expense of Ps. 179 million in the same period of 2010.

During the first quarter of 2011, income tax, as a percentage of income before taxes, was 32.6% compared to 29.9% in the same period of 2010. This difference was mainly driven by (i) the recording of a tax incentive during 2010 and (ii) an increase in the tax on shareholder’s equity in the first quarter of 2011, both in one of our Latincentro subsidiaries.

Our consolidated net controlling interest income grew 6.0% reaching Ps. 2,237 million in the first quarter of 2011 as compared to the first quarter of 2010. Earnings per share (EPS) in the first quarter of 2011 were Ps. 1.21 (Ps. 12.11 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 27, 2011	Page 2

BALANCE SHEET

As of March 31, 2011, we had a cash balance of Ps. 13,488 million, including US$ 581 million denominated in U.S. dollars, an increase of Ps. 954 million compared to December 31, 2010, mainly as a result of cash generated by our operations.

As of March 31, 2011, total short-term debt was Ps. 5,245 million and long-term debt was Ps. 11,766 million. Total debt decreased by Ps. 340 million, compared to year end 2010. Net debt decreased Ps. 1,294 million compared to year-end 2010, mainly as a result of cash generated during the quarter. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 673 million.(1)

The weighted average cost of debt for the quarter was 5.6%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2011:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	34.2%	34.0%
U.S. dollars	46.9%	2.8%
Colombian pesos	11.0%	100.0%
Brazilian reais	0.6%	0.0%
Venezuelan bolivars	0.8%	0.0%
Argentine pesos	6.6%	5.6%

(1)     After giving effect to cross-currency swaps and interest rate swaps.

(2)     Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2011	2012	2013	2014	2015	2016 +
% of Total Debt	8.9%	27.5%	3.3%	8.3%	16.7%	35.4%

Consolidated Cash Flow

The following cash flow statement is presented on a historical basis and the balance sheet included on page 9 is presented in nominal terms. Certain items in the balance sheet may differ from those shown in this cash flow. These differences are presented separately as a part of the Translation Effect in the cash flow in accordance with the Mexican Financial Reporting Standards.

Expressed in millions of Mexican pesos (Ps.) as of March 31, 2011 mar-11
Ps.
Income before taxes	3,496
Non cash charges to net income	1,469
4,965
Working capital	(1,813)
Resources Generatedby Operating Activities	3,152
Investments	(1,418)
Debt decrease	(47)
Other	(422)
Increase in cash andcash equivalents	1,265
Cash, cash equivalents and marketable securities at begining of period	12,534
Translation Effect	(311)
Cash, cash equivalents and marketable securities at end of period	13,488

April 27, 2011	Page 3

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 14.3% to Ps. 9,492 million in the first quarter of 2011, as compared to the same period in 2010. Volume growth accounted for close to 70% of incremental revenues during the quarter and increased average price per unit case represented the balance. Average price per unit case reached Ps. 31.81, an increase of 4.1%, as compared to the first quarter of 2010, mainly reflecting selective price increases across our product portfolio implemented over the past several months. Excluding bulk water under the Ciel  brand, our average price per unit case was Ps. 36.89, a 3.9% increase as compared to the same period in 2010.

Total sales volume increased 9.7% to 297.7 million unit cases in the first quarter of 2011, as compared to the first quarter of 2010. Sparkling beverage volume increased 9%, driven by a 10% growth of the Coca-Cola  brand and an 8% increase in flavored sparkling beverages, accounting for 70% of incremental volumes. Our bottled water portfolio grew 10% and contributed with more than 20% of incremental volumes. Still beverages grew 14% mainly driven by the Jugos del Valle line of products and contributed the balance.

Operating Income

Our gross profit increased 13.4% to Ps. 4,542 million in the first quarter of 2011 as compared to the same period in 2010. Cost of goods sold increased 15.1% mainly as a result of higher PET costs, which were partially compensated by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 47.9% in the first quarter of 2011 compared to 48.2% in the same period of 2010.

Operating income increased 23.1% to Ps. 1,369 million in the first quarter of 2011, compared to Ps. 1,112 million in the same period of 2010. Operating leverage achieved through higher revenues, resulted in an operating margin expansion of 100 basis points to reach 14.4% in the first quarter of 2011.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 27, 2011	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues were Ps. 6,989 million in the first quarter of 2011, a decrease of 5.3% as compared to the same period of 2010 as a result of volume declines across the division. On a currency neutral basis, total revenues decreased approximately 2%. Higher average prices per unit case in the division were offset by lower volumes, mainly due to the strike in our Valencia production and distribution facilities in Venezuela during the quarter.

Total sales volume in our Latincentro division decreased 14.2% to 131.5 million unit cases in the first quarter of 2011 as compared to the same period of 2010. Our sparkling beverage portfolio declined 14%, while the bottled water and still beverage categories declined 19% and 11%, respectively. Volumes in Venezuela declined 29%, mainly due to the Valencia strike during the quarter. Volumes in Colombia declined 8% mainly as a result of continued bad weather conditions, and volumes in Central America declined approximately 2%.

Operating Income

Gross profit reached Ps. 3,304 million, a decrease of 2.3% in the first quarter of 2011, as compared to the same period of 2010.

Cost of goods sold decreased 7.9%. Higher year-over-year PET and sweetener costs across the division were offset by a benefit from PET inventories in Venezuela and the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Operating leverage achieved by higher average prices per unit case in local currency resulted in a gross margin expansion of 150 basis points to 47.3% in the first quarter of 2011.

Our operating income decreased 8.7% to Ps. 1,123 million in the first quarter of 2011, compared to the first quarter of 2010. Operating expenses increased 1.4% mainly as a result of higher labor costs in Venezuela which were partially offset by lower operating expenses in Colombia and Central America. Our operating margin was 16.1% in the first quarter of 2011, as compared to 16.7% in the same period of 2010.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 27, 2011	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 18.2% to Ps. 9,345 million in the first quarter of 2011, as compared to the same period of 2010. Excluding beer, which accounted for Ps. 877 million during the quarter, revenues increased 18.6% to Ps. 8,468 million. Average price per unit case growth accounted for approximately 65% of incremental total revenues. On a currency neutral basis, our Mercosur division’s revenues increased approximately 18%.

Total sales volume in our Mercosur division increased 6.6% to 175.6 million unit cases in the first quarter of 2011 as compared to the same period of 2010. The sparkling beverage category grew 6%, supported by the performance of the Coca-Cola  brand in the division, accounting for 80% of incremental volumes. The still beverage category increased 29%, driven by the Jugos del Valle line of business and the incorporation of line extensions of the Matte Leao portfolio in Brazil and the Cepita  juice brand and Aquarius  flavored water in Argentina, representing the balance. These increases compensated for a slight decline in the bottled water category.

Operating Income

In the first quarter of 2011, our gross profit increased 17.7% to Ps. 3,920 million, as compared to the same period in 2010. Cost of goods sold increased 18.6% mainly due to higher sweetener and PET costs across the division, which were partially compensated by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 41.9% in the first quarter of 2011, a decrease of 20 basis points as compared to the first quarter of 2010.

Operating income grew 18.3% to Ps. 1,391 million in the first quarter of 2011, as compared to Ps. 1,176 million in the same period of 2010. Operating expenses increased 17.4% and our operating margin remained flat at 14.9% in the first quarter of 2011.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 27, 2011	Page 6

RECENT DEVELOPMENTS

       On March 23, 2011, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2010, the declaration of dividends corresponding to fiscal year 2010 and the composition of the Board of Directors and Committees for 2011. Shareholders approved the payment of a cash dividend in the amount of Ps. 4,357.8 million. The dividend will be paid as of April 27, 2011, in the amount of Ps. 2.36 per each ordinary share, equivalent to Ps. 23.60 per ADS.

       On March 28, 2011, Coca-Cola FEMSA announced that, together with The Coca-Cola Company, it had successfully closed the acquisition of Grupo Industrias Lacteas, a leading company with a more than 50-year tradition in the Panamanian dairy and juice-based beverage categories, which reported revenues of US $140.9 million in 2010. As of April, 2011, Coca-Cola FEMSA will start reflecting the profitability of its share of Grupo Industrias Lacteas through the equity method.

       On April 18, 2011, Coca-Cola FEMSA successfully issued two tranches of “Certificados Bursátiles”: a 5 year bond for Ps. 2,500 million at a yield of 28-day TIIE plus 13 (thirteen) basis points; and a 10 year bond for Ps. 2,500 million at a fixed rate of 8.27%. A portion of the proceeds from this placement will be used to pay our KOF 07 “Certificado Bursátil” at maturity on March, 2012, in the amount of Ps. 3,000 million. The remainder of the proceeds will be used by the Company for general corporate purposes, including investment expenses and working capital.

CONFERENCE CALL INFORMATION

Our first-quarter 2011 Conference Call will be held on: April 27, 2011, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 4, 2011. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 25619443.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves close to 1,600,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

April 27, 2011	Page 7

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases) (2)	604.8		589.4		2.6%
Average price per unit case (2)	41.04		38.54		6.5%
Net revenues	25,698		23,476		9.5%
Other operating revenues	128		119		7.6%
Total revenues	25,826	100%	23,595	100%	9.5%
Cost of goods sold	14,060	54.4%	12,880	54.6%	9.2%
Gross profit	11,766	45.6%	10,715	45.4%	9.8%
Operating expenses	7,883	30.5%	7,197	30.5%	9.5%
Operating income	3,883	15.0%	3,518	14.9%	10.4%
Other expenses, net	235		156		50.6%
Interest expense	347		370		-6.2%
Interest income	93		81		14.8%
Interest expense, net	254		289		-12.1%
Foreign exchange loss	9		170		-94.7%
Gain on monetary position in Inflationary subsidiries	(47)		(146)		-67.8%
Market value gain on ineffective portion of
derivative instruments	(64)		(134)		-52.2%
Comprehensive financing result	152		179		-15.1%
Income before taxes	3,496		3,183		9.8%
Income taxes	1,140		950		20.0%
Consolidated net income	2,356		2,233		5.5%
Net controlling interest income	2,237	8.7%	2,110	8.9%	6.0%
Net non-controlling interest income	119		123		-3.3%
Operating income	3,883	15.0%	3,518	14.9%	10.4%
Depreciation	740		639		15.8%
Amortization and other operative non-cash charges	344		319		7.8%
EBITDA (3)	4,967	19.2%	4,476	19.0%	11.0%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.

April 27, 2011	Page 8

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
Assets		Mar 11		Dec 10
Current Assets
Cash, cash equivalents and marketable securities	Ps.	13,488	Ps.	12,534
Total accounts receivable		5,218		6,363
Inventories		5,456		4,962
Other current assets (1)		2,612		2,577
Total current assets		26,774		26,436
Property, plant andequipment
Property, plant and equipment		56,890		57,330
Accumulated depreciation		(25,382)		(25,230)
Total property, plant and equipment, net		31,508		32,100
Other non-current assets (1)		56,558		55,525
Total Assets	Ps.	114,840	Ps.	114,061

Liabilities andSharekholders' Equity		Mar 11		Dec 10
Current Liabilities
Short-term bank loans and notes	Ps.	5,245	Ps.	1,840
Suppliers		8,707		8,988
Other current liabilities		10,780		6,818
Total Current Liabilities		24,732		17,646
Long-term bank loans		11,766		15,511
Other long-term liabilities		6,772		7,023
Total Liabilities		43,270		40,180
Shareholders' Equity
Non-controlling interest		2,695		2,602
Total controlling interest		68,875		71,279
Total shareholders' equity		71,570		73,881
Liabilities andSharekholders' Equity	Ps.	114,840	Ps.	114,061

(1) As of January 1, 2011, according to Mexican Financial Reporting Standards, advances to suppliers presentation is part of the entry "Other current assets” and "Other non-current assets". Reclassification is made for comparative purposes in 2010

April 27, 2011	Page 9

Mexico Division
Expressed in millions of Mexican pesos(1)
	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases)	297.7		271.3		9.7%
Average price per unit case	31.81		30.55		4.1%
Net revenues	9,470		8,287		14.3%
Other operating revenues	22		18		22.2%
Total revenues	9,492	100.0%	8,305	100.0%	14.3%
Cost of goods sold	4,950	52.1%	4,301	51.8%	15.1%
Gross profit	4,542	47.9%	4,004	48.2%	13.4%
Operating expenses	3,173	33.4%	2,892	34.8%	9.7%
Operating income	1,369	14.4%	1,112	13.4%	23.1%
Depreciation, amortization & other operative non-cash charges	441	4.6%	454	5.5%	-2.9%
EBITDA (2)	1,810	19.1%	1,566	18.9%	15.6%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)
	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases)	131.5		153.3		-14.2%
Average price per unit Case	53.10		48.12		10.4%
Net revenues	6,983		7,377		-5.3%
Other operating revenues	6		7		-14.3%
Total revenues	6,989	100.0%	7,384	100.0%	-5.3%
Cost of goods sold	3,685	52.7%	4,003	54.2%	-7.9%
Gross profit	3,304	47.3%	3,381	45.8%	-2.3%
Operating expenses	2,181	31.2%	2,151	29.1%	1.4%
Operating income	1,123	16.1%	1,230	16.7%	-8.7%
Depreciation, amortization & other operative non-cash charges	363	5.2%	326	4.4%	11.3%
EBITDA (2)	1,486	21.3%	1,556	21.1%	-4.5%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

April 27, 2011	Page 10

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results
	1Q 11	% Rev	1Q 10	% Rev	Δ%
Volume (million unit cases) (2)	175.6		164.8		6.6%
Average price per unit case (2)	47.65		42.77		11.4%
Net revenues	9,245		7,812		18.3%
Other operating revenues	100		94		6.4%
Total revenues	9,345	100.0%	7,906	100.0%	18.2%
Cost of goods sold	5,425	58.1%	4,576	57.9%	18.6%
Gross profit	3,920	41.9%	3,330	42.1%	17.7%
Operating expenses	2,529	27.1%	2,154	27.2%	17.4%
Operating income	1,391	14.9%	1,176	14.9%	18.3%
Depreciation, Amortization & Other operative non-cash charges	280	3.0%	178	2.3%	57.3%
EBITDA (3)	1,671	17.9%	1,354	17.1%	23.4%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

April 27, 2011	Page 11

SELECTED INFORMATION

For the three months ended March 31, 2011 and 2010

Expressed in millions of Mexican pesos.

	1Q 11		1Q 10
Capex	613.5	Capex	933.8
Depreciation	740.0	Depreciation	639.0
Amortization & Other non-cash charges	344.0	Amortization & Other non-cash charges	319.0

VOLUME
Expressed in million unit cases

	1Q 11					1Q 10
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	217.9	13.6	49.0	17.2	297.7	199.2	11.5	45.5	15.1	271.3
Central America	28.8	1.9	0.1	3.2	34.0	29.9	1.7	0.1	2.9	34.6
Colombia	43.2	4.9	6.7	4.2	59.0	45.2	6.9	7.8	4.5	64.4
Venezuela	35.6	1.4	0.5	1.0	38.5	49.6	2.3	0.4	2.0	54.3
Latincentro	107.6	8.2	7.3	8.4	131.5	124.7	10.9	8.3	9.4	153.3
Brazil	109.5	6.4	0.8	5.4	122.1	106.8	6.5	0.8	3.8	117.9
Argentina	48.2	0.3	0.2	4.8	53.5	42.2	0.3	0.3	4.1	46.9
Mercosur	157.7	6.7	1.0	10.2	175.6	149.0	6.8	1.1	7.9	164.8
Total	483.2	28.5	57.3	35.8	604.8	472.9	29.2	54.9	32.4	589.4

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

April 27, 2011	Page 12

March 2011
Macroeconomic Information

	Inflation (1)
	LTM	1Q 2011	YTD

Mexico	3.04%	1.06%	1.06%
Colombia	3.19%	1.79%	1.79%
Venezuela	27.42%	6.00%	6.00%
Brazil	6.30%	2.44%	2.44%
Argentina	9.70%	2.32%	2.32%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)
	1Q 11	1Q 10	Δ%

Mexico	12.0832	12.7997	-5.6%
Guatemala	7.8304	8.1855	-4.3%
Nicaragua	22.0161	20.9678	5.0%
Costa Rica	508.3871	556.9514	-8.7%
Panama	1.0000	1.0000	0.0%
Colombia	1,877.0877	1,948.0475	-3.6%
Venezuela	4.3000	4.1613	3.3%
Brazil	1.6673	1.8024	-7.5%
Argentina	4.0135	3.8390	4.5%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Mar 11	Mar 10	Δ%

Mexico	11.9678	12.4640	-4.0%
Guatemala	7.6884	7.9861	-3.7%
Nicaragua	22.1474	21.0927	5.0%
Costa Rica	506.1600	528.7800	-4.3%
Panama	1.0000	1.0000	0.0%
Colombia	1,879.4700	1,928.5900	-2.5%
Venezuela	4.3000	4.3000	0.0%
Brazil	1.6287	1.7810	-8.6%
Argentina	4.0540	3.8780	4.5%

April 27, 2011	Page 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 27, 2011